Soon Aik Global Pte. Ltd.

14 Ang Mo Kio Street 63

Singapore 569116

May 6, 2025

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Blake Grady
Nicholas Panos
Division of Corporate Finance
Office of Mergers & Acquisitions

Re:	INNEOVA Holdings Limited (f/k/a SAG Holdings Limited, the “Company”)
Schedule 13D filed on February 27, 2025 by Soon Aik Global Pte. Ltd (“Soon Aik”) File No. 005-94900

Ladies and gentlemen:

We are in receipt of the letter from the Securities and Exchange Commission (the “SEC”) dated April 21, 2025.

Schedule 13D filed February 27, 2025

General

1.	We note that the event reported as requiring the filing of the Schedule 13D was December 31, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 31, 2024 event date, the Schedule 13D submitted on February 24, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

We respectfully advise the SEC that Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires a filing of Schedule 13D only upon the “acquisition” of equity securities of a class registered under Section 12. We note, however, that Soon Aik’s holdings in the Company were as a parent company held prior to the registration of the ordinary shares of the Company and, as such, Soon Aik is an “exempt investor” and therefore able to file a Schedule 13G — SEC C&DI 101.01 [Sept. 14, 2009] provides that a security holder owning over five percent of a class of securities prior to going effective and that has not added any securities to its holdings since the effective date may report its beneficial ownership on Schedule 13G pursuant to Rule 13d-1(d). The Schedule 13G should be filed within 45 days after the end of the calendar quarter in which the Exchange Act registration becomes effective.

As the parent entity of the Company, Soon Aik held 8,559,000 shares at the time the Company’s registration statement became effective on September 18, 2024, and sold 650,000 shares pursuant to a resale prospectus filed concurrently with the Company’s initial public offering prospectus. Soon Aik has neither acquired nor disposed of additional shares since this date and currently still holds 7,909,000 shares.

The end of the calendar quarter in which the registration of the Company’s ordinary shares occurred was December 31, 2024. As such, the deadline to file the Schedule 13G was February 14, 2025 in accordance with Rule 13d-1(d). We incorrectly attempted to submit a Schedule 13D (instead of a Schedule 13G) on February 14, 2025 and it was rejected because we did not submit it under Soon Aik’s Form ID due to a miscommunication between my legal counsel and the EDGAR service provider. We then processed the Form ID application and received Soon Aik’s Form ID on February 24,. 2025, at which time we promptly submitted the Schedule 13D.

As an exempt investor, Soon Aik is able to report its holdings on a Schedule 13G. Accordingly, Soon Aik will submit a Schedule 13G and make a notation on the filing that this filing is intended to supersede the prior Schedule 13D that was submitted in February.

Item 4, page 1

2.	We note your disclosure that “Soon Aik acquired the securities of the Issuer as the parent company of the Issuer.” Please revise to disclose the purpose or purposes of the acquisition of securities of SAG Holdings Limited. Refer to Item 4 of Schedule 13D.

As noted above, Soon Aik is submitting a Schedule 13G concurrently with this correspondence, which Schedule 13G does not require disclosure regarding the purpose of the acquisition of the securities. The Schedule 13G filed concurrently with this correspondence will supersede the Schedule 13D that was previously (in lieu of amending the Schedule 13D, as requested).

Item 5, page 1

3.	We note your disclosure that “the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.” At present, however, only one Reporting Person has been identified. Please revise to provide the requisite disclosure for the filing person with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to “describe,” at a minimum, the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.”

We respectfully advise that Soon Aik has not acquired or disposed of any class of securities of the Company other than in connection with the initial public offering pursuant to the resale of 650,000 at the time of the Company’s initial public offering. As an “exempt investor” subject to Rule 13-d-1(d), we understand that if Soon Aik acquires additional ordinary shares in the Company, we must evaluate whether Soon Aik is still eligible to rely on Rules 13d-1(b) or 13d-1(c) to continue to report on Schedule 13G if the most recent acquisition (by adding to all other acquisitions of securities of the same class during the 12 months immediately preceding the date of the most recent acquisition to determine if the acquisitions aggregate to more than two percent of the class of such securities) in accordance with Section 13(d)(6)(B) of the Exchange Act.

If you have any questions regarding this response, please contact R. Joilene Wood at (415) 305-4651 or David Ficksman at (310) 789-1290.

Very truly yours,

By:	/s/ Johnson Yap
Name:	Johnson Yap, Chief Financial Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC